

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

February 4, 2010

Mr. Ralph D. McRae
Chief Executive Officer
Leading Brands, Inc.
Suite 1800
1500 West Georgia Street
Vancouver, BC, CA V6G 2Z6

> **Re:** **Leading Brands, Inc.**
> **Form 20-F for Fiscal Year Ended February 28, 2009**
> **Filed June 1, 2009**
> **File No. 000-19884**
> **Response Letter Dated November 13, 2009**

Dear Mr. McRae:

We have reviewed your supplemental response letter filed November 13, 2009 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements
Note 19. Difference Between Canadian and United Stated Generally Accepted Accounting Principles

1. It appears from your response to comment one of our letter dated October 20, 2009, that you deducted the fair value of debt from the fair value of equity (or market capitalization) which you then compared to the book value of your equity. We believe that the composition of the carrying value must be the same as the composition of the fair value determination. In other words, if the carrying value

is based on equity, then step one to the goodwill impairment test would compare the fair value of equity to the carrying value of equity. Alternatively, if the carrying value is comprised of debt and equity, then the test must be at an enterprise level (or the sum of the fair values of debt and equity). Please provide us with the results of step one to the goodwill impairment test that provides a consistent composition of your test. In addition, reconcile the fair value of equity used in the test to your market capitalization.

2. As previously requested in comment one of our letter dated October 20, 2009, please provide us with the valuations performed under discounted cash flow analysis and/or the multiple of estimated EBITDA method used to determine the fair value of equity within step one of the goodwill impairment test as of February 28, 2009. In your response, describe the bases for the assumptions employed in the valuations (e.g., cash flow projections, discount rate, multiple of 20, etc.).

3. We note in your response to comment one of our letter dated October 20, 2009, that you use the discounted cash flow method. However, your response to comment two indicates that you estimate the fair value of the reporting unit using a multiple of estimated EBITDA. In light of your response to our prior comment one, please explain to us why you believe the multiple determined based on an average of past market capitalization plus interest-bearing debt as a ratio to average past earnings provides a reliable measure of the fair value of equity when the numerator to the ratio includes debt (which yields essentially an enterprise value). In addition, clarify the methods used to determine the fair value of equity within the disclosure you intend to include in future filings

4. We note your response to comment two in our letter dated October 20, 2009. Please expand to disclose the percentage by which reporting unit fair value exceeds carrying value as of the date of the most recent test and the degree of uncertainty associated with key assumptions. Provide specifics of significant assumptions to the extent possible.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services